Exhibit 99.1

ENTHUSIAST GAMING HOLDINGS INC.

QUALIFICATION CERTIFICATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador

RE:	Qualification Certificate for Enthusiast Gaming Holdings Inc. (the “Corporation”) in respect of the preliminary short form base shelf prospectus of the Corporation dated May 3, 2021 (the “Preliminary Prospectus”) filed under National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions (“NI 44-102”)

The undersigned, being the Chief Financial Officer of the Corporation, hereby certifies on behalf of the Corporation and not in his personal capacity, that:

1	this certificate is being delivered pursuant to section 4.1 (1)(a)(ii) of NI 44-101 and section 7.1 of NI 44-102;

2	the Corporation is relying on the criteria set out in section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus;

3	the Corporation satisfies the criteria set forth in section 2.2 of NI 44-101, in that:

(a)	the Corporation is an electronic filer under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR);

(b)	the Corporation is a reporting issuer at least one jurisdiction of Canada;

(c)	the Corporation has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction:

(i)	under applicable securities legislation,

(ii)	pursuant to an order issued by the securities regulatory authority, or

(iii)	pursuant to an undertaking to the securities regulatory authority;

(d)	the Corporation has, in at least one jurisdiction in which it is a reporting issuer,

(i)	current annual financial statements, and

(ii)	a current AIF;

(e)	the Corporation’s equity securities are listed and posted for trading on the Toronto Stock Exchange, and the Corporation is not an issuer:

(i)	whose operations have ceased, or

(ii)	whose principal asset is cash, cash equivalents, or its exchange listing; and

(f)	all of the material incorporated by reference in the Preliminary Prospectus has been previously filed.

[Remainder of page left blank intentionally. Signature page follows.]

Dated the 3rd day of May 2021.

/s/ Alex Macdonald
Name:	Alex Macdonald
Title:	Chief Financial Officer

(Signature page to Qualification Certificate)